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SEC
Mail Processing
Section
FEB 26 2016
Wasnington DC
404

ıUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier	Vermont	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Kucinskas 802-229-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP.
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500	Boston	Massachusetts	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Kucinskas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Comprehensive Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-14

Supplemental Schedule

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 15

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equity Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of comprehensive income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Equity Services, Inc. (the "Company") at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Financial Condition
As of December 31, 2015

		2015
Assets		
Cash and cash equivalents	$	2,129,487
Investment advisor fees receivable		2,415,836
Prepaid expenses and other assets		512,865
Other receivables		2,207,453
Due from affiliates		1,116,504
Income taxes recoverable from parent		562,419
Total assets	$	8,944,564
Liabilities		
Investment advisor fees payable		2,044,209
Accounts payable and accrued expenses		684,588
Due to affiliates		227,314
Commissions payable		1,610,478
Deferred tax liability		21,823
Unearned revenue		140,400
Total liabilities		4,728,812
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding		197,008
Additional paid-in capital		35,902,358
Accumulated deficit		(31,883,614)
Accumulated other comprehensive income (loss)		-
Total stockholder's equity		4,215,752
Total liabilities and stockholder's equity	$	8,944,564

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Comprehensive Income
Year Ended December 31, 2015

	2015
Revenues	
Commissions	$ 25,770,858
Investment advisor fees	13,830,785
Marketing support, revenue sharing and other income	3,545,422
Total revenues	43,147,065
Operating expenses	
Commissions	22,120,652
Investment advisor fees	12,022,038
Intercompany charges	3,202,793
General and administrative expenses	2,590,370
Salaries and benefits	5,914,337
Clearing agent fees	910,350
Marketing support charges	412,465
Total operating expenses	47,173,005
Loss before income taxes	(4,025,940)
Income tax benefit	1,413,959
Net Loss	$ (2,611,981)
Other comprehensive income (loss)	
Unrealized gains (losses) on available-for-sale securities	-
Total other comprehensive income (loss)	-
Comprehensive Loss	$ (2,611,981)

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
December 31, 2014 Stockholder's Equity	$ 197,008	$ 32,902,358	$ (29,271,633)	$ -	$ 3,827,733
Net loss	-	-	(2,611,981)	-	(2,611,981)
Other comprehensive income (loss)				-	-
Total comprehensive income (loss)					(2,611,981)
Capital Contributions	-	3,000,000	-	-	3,000,000
December 31, 2015 Stockholder's Equity	$ 197,008	$ 35,902,358	$ (31,883,614)	$ -	$ 4,215,752

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Cash Flows
Year Ended December 31, 2015

	2015
Cash flows from operating activities	
Net loss	$ (2,611,981)
Adjustments to reconcile net loss to net cash	
(used in) provided by operating activities:	
Depreciation	2,207
Deferred tax provision	153,492
Changes in assets and liabilities:	
Investment advisor fees receivable	56,612
Prepaid expenses and other assets	(128,060)
Other receivables	(66,209)
Due to/from affiliates	(2,425,603)
Income taxes recoverable from parent	(322,017)
Investment advisor fees payable	(58,142)
Accounts payable and accrued expenses	(466,232)
Commissions payable	169,946
Unearned revenue	(24,800)
Net cash used in operating activities	(5,720,787)
Cash flows from financing activities	
Capital contribution	3,000,000
Net cash provided by financing activities	3,000,000
Cash and cash equivalents	
Net decrease in cash and cash equivalents	(2,720,787)
Beginning of year	$ 4,850,274
End of year	$ 2,129,487
Supplemental disclosure of cash flow information:	
Interest paid	6,234
Income taxes received	1,245,434

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Equity Services, Inc. ("ESI", and the "Company"), is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI. ESI is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. (the "Funds") and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Trailing commissions and investment advisory fees are recognized in the period in which the services have been performed. These commissions and fees are earned based on a percentage of assets under management and are paid to the Company pursuant to the terms in the respective agreements with the individual sponsors.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit with various financial institutions.

2. Significant Accounting Policies (continued)

Commissions

Commission revenue includes commissions earned from mutual fund share sales, annuity sales, alternative investment sales, sales of general securities and service fees ("12b-1" fees or "trailing commissions"). The Company recognized $25,770,858 in commission revenue as of December 31, 2015, of which $12,229,527 were related to 12b-1 fees.

Commission expense represents a portion of the commission revenue (gross dealer concession) that is earned by branch office supervisors, general agents and registered representatives of record on each sale.

Investment Advisor Fees

Investment advisor fees include fees recognized from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's investment advisor representatives.

Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. The accrual for these commissions is estimated using historical cash receipts to reflect revenues earned as of the balance sheet date. The investment advisors fee expenses and respective payable balance represent the incurred expenses and accrued payable, respectively, due to registered representatives on revenue earned from EFA sponsors.

Prepaid Expenses and Other Assets

Prepaid expenses consist primarily of annual registered representative license renewal fees paid in advance. Other assets include the accrual for the month-end receivable from the Company's primary clearing house.

Unearned Revenue

Unearned revenue primarily includes affiliation fees charged to ESI registered representatives. These affiliation fees were received in advance as of December 31, 2015 and are related to the subsequent fiscal year.

Other Receivables

Other receivables primarily include receivables for trail commissions and accrued marketing support revenue from non-affiliated sponsors.

Property and Equipment

Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally Developed Software	5
Furniture	7

2. Significant Accounting Policies (continued)

General and Administrative

General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include legal expenses, monthly software charges, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses. Other expenses for obligations, or services rendered, but not yet paid at the end of the reporting period are included here and are inclusive of primarily: 1) amounts due to the Company's affiliates for expenses paid by those entities on behalf of the Company; 2) accrued expenses related to the Company's annual conference which is held for top producing agents; and 3) legal expenses.

Intercompany Charges

NLVF and its subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF and NLIC expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Marketing Support, Revenue Sharing and Other Income

Marketing support and other income represents additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management, or a combination thereof.

Revenue sharing represents additional payments received from related entities, which are negotiated separately from the sales commissions as a percentage of sales, a percentage of assets under management, or a combination thereof. These related entities include NLIC, Life Insurance Company of the Southwest ("LSW"), and Sentinel Financial Services Company ("SFSC"), a registered broker dealer.

The Company earns investment income from its cash equivalents which earn income distributions and interest.

Salaries and Benefits

Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees

Clearing agent fees are primarily trade related clearing and execution fees, statement and confirmation mailing, IRA maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. ("NFS"), the Company's clearing broker-dealer.

2. Significant Accounting Policies (continued)

Marketing Support Charges

The Company provides seminars and training opportunities for its registered representatives, which are expensed as incurred.

Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. If applicable, the Company settles its income tax liability with NLHC periodically or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company net settled $1,246,488 of its income taxes recoverable from NLHC for the year ended December 31, 2015. In addition, the Company paid $1,054 in state taxes for the year ended December 31, 2015.

The Company's deferred tax liability relates to the US GAAP and tax basis difference on compensation and depreciation of property and equipment.

Fair Value

The carrying amounts of the following financial assets and financial liabilities are approximate fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk

The Company maintains cash and cash equivalent accounts at financial institutions, which may be exposed to credit risk. The Company has not experienced any losses in these accounts to date due to credit risk.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2015 and through the financial statement issuance date of February 25, 2016. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

In January 2016, the Company received a $2.5 million capital contribution from NLVF.

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The objective of the amendments in this update was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 for nonpublic entities to fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is evaluating the effects of this new guidance and has not yet determined the impact on its Statement of Operations.

4. General and Administrative Expenses

For the year ended December 31, 2015, general and administrative expenses are comprised of the following:

	2015
Legal Fees	$ 495,510
Software Maintenance	1,016,298
Depreciation	2,207
Printing, Postage & Supplies	168,279
Public Accounting Fees	58,356
Recruiting, Training & Licensing	321,886
Travel & Entertainment	173,803
Consulting	46,466
Insurance	52,390
Dues and Memberships	81,032
Other	174,143
	$ 2,590,370

5. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Supplemental Schedule for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2015, are as follows:

Net capital	$ 1,072,122
Aggregate indebtedness	4,728,812
Net capital requirement	315,254
Excess net capital	756,868
Percentage of aggregate indebtedness to net capital	441%

6. Exemption from Rule 15c3-3

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."

7. Property and Equipment

Property and equipment owned by the Company at December 31:

	2015
Property and equipment	$ 1,723,046
Accumulated depreciation	(1,723,046)
Net furniture and equipment	$ -

Property and equipment owned by the Company were fully depreciated as of December 31, 2015. Depreciation expense for the year ended December 31, 2015 was $2,207.

8. Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company recognized a current federal income tax benefit of $1,551,611 for the year ended December 31, 2015. The Company also recorded a current state income tax benefit of $15,840 for the year ended December 31, 2015. The components of current and deferred income tax are shown below:

	2015
Current	$ 1,567,451
Deferred	(153,492)
Total Income Tax Benefit	$ 1,413,959

Income tax receivable from NLHC was $562,419 as of December 31, 2015. In 2015, total taxes differ from amounts computed using the nominal federal income tax rate of 35% due to non-deductible travel and entertainment expenses. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2008.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2015. A deferred tax asset in the amount of $368 related to depreciable assets was recorded as of December 31, 2015. Deferred tax liabilities for incentive compensation in the amount of $22,191 were also recorded as of December 31, 2015.

9. Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

Commissions and Revenue Sharing
Commissions earned by the Company relating to sales of the Funds' shares and continuing service fees for products issued by NLIC and others were $2,859,519 for the year ended December 31, 2015. Receivable balances related to these commissions were $181,220 as of December 31, 2015 and are included in Other receivables in the Statement of Financial Condition.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these LSW products, the Company pays 100% of the commissions received to its registered representatives. NLIC pays for these commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense recorded in accordance with the sale of NLIC variable universal life and variable annuity products and LSW indexed annuity products was $1,245,010 for the year ended December 31, 2015. The Company recognized revenue sharing on the sale of NLIC and LSW products of $127,765 for the year ended December 31, 2015.

Effective May 23, 2005, the Company and SFSC executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Revenue sharing income for these additional fees was $466,148 for the year ended December 31, 2015. The receivable balance related to the Company's revenue sharing agreement with SFSC was $38,615 as of December 31, 2015 and is included in Due from affiliates in the Statement of Financial Condition.

Allocated Expenses
NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the terms of the expense sharing agreements with NLIC and NLVF. The allocation methodologies employed are applied uniformly across National Life Group and are based on direct charges and other factors (e.g. square footage, number of employees, compensation levels, et al.). Charges for costs allocated to the Company for the year ended December 31, 2015 were $3,202,793.

As of December 31, 2015, accounts receivable/(payable) related to the NLIC and NLVF expense sharing agreements were $1,077,299 and ($118,343), respectively. The accounts receivable/(payable) balances related to NLIC and NLVF are settled in the normal course of business and are included in the Due from affiliates and Due to affiliates, respectively, in the Statement of Financial Condition.

9. Related Party Transactions (continued)

Capital Contributions

The Company has historically experienced losses from operations and has an accumulated deficit of $31,883,614 as of December 31, 2015. The Company has received sufficient equity contributions from its parent, NLVF, which enabled it to meet its contractual obligations as those obligations became due. For the year ended December 31, 2015, ESI received a capital contribution from its parent, NLVF, of $3.0 million.

10. Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2015, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and counterparties with which it conducts business.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The nature of these claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

In April 2015, the Department of Labor ("DOL") released a proposed regulation accompanied by new class exemptions and proposed amendments to long standing exemptions from the prohibited transaction provisions under the Employee Retirement Income Security Act ("ERISA"). Under the DOL's proposed amendment of the definition of a "Fiduciary", virtually any registered representative providing advice to an ERISA governed plan, plan fiduciary, plan participant or Individual Retirement Account ("IRA") investor that receives compensation will be considered a fiduciary. In order to permit the receipt of commissions, ERISA fiduciaries would be required to use the Best Interest Contract Exemption ("BICE"). As currently written, compliance with the BICE's extensive disclosures would be difficult.

10. Commitments and Contingencies (continued)

The Company has significant exposure to ERISA governed accounts. The Company cannot predict the exact impact that the proposed regulation may have on its business. The Company is exploring options that would permit it to continue to service ERISA governed accounts and IRAs without use of the BICE. If the regulation was enacted as proposed, it may have a material impact on the Company's revenue and expenses.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

	2015
Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 4,215,752
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	4,215,752
Deductions	
Receivables from non-customers, in excess of payable	1,281,843
Investment in and receivables from affiliates, subsidiaries and associated partnerships	1,116,505
Other assets	745,282
Total non-allowable assets	3,143,630
Net capital before haircuts on securities position and other deductions	1,072,122
Haircut on securities	-
Other deductions	-
Net capital	$ 1,072,122
Computation of aggregate indebtedness	
Payable to non-customers	3,795,086
Accounts payable, accrued liabilities, accrued expenses and other	933,726
Total aggregate indebtedness	$ 4,728,812
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	315,254
Excess net capital	$ 756,868
Net capital less 10% of aggregate indebtedness	$ 599,241
Percentage of aggregate indebtedness to net capital	441%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2015.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1320*****************MIXED AADC 220
014288 FINRA DEC
EQUITY SERVICES INC
C/O G TEESE
1 NATIONAL LIFE DRIVE
MONTPELIER VT 05604-1000

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Teese (802) 229-7437

2. A. General Assessment (item 2e from page 2) $ 40,069

B. Less payment made with SIPC-6 filed (exclude interest) (20,056)
07/28/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 20,013

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,013

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,013

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equity Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 18 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 43,147,065
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	26,858,597
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	254,606
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,234	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	6,234
Total deductions	27,119,437
2d. SIPC Net Operating Revenues	$ 16,027,628
2e. General Assessment @ .0025	$ 40,069 (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equity Services, Inc.

We have reviewed Equity Services, Inc.'s assertions, included in the accompanying Equity Services, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 except as described in its exemption report with respect to:

Nature and Approximate Date of Exceptions
Three checks, one check made payable to a third party mutual fund sponsor, one check made payable to a 529 plan sponsor and one check made payable to the Company's clearing firm, were received on 1/9/2015 and held by a branch office until 1/15/2015, at which time they were forwarded to the respective third parties.
One check made payable to a third party 529 plan sponsor was received on 1/21/2015 and held by a branch office until 1/23/2015, at which time it was forwarded to the 529 plan sponsor.
Two checks made payable to the Company's clearing firm were received on 2/2/2015 and held by a branch office until 2/6/2015, at which time they were forwarded to the clearing firm.
Two checks made payable to a third party 529 plan sponsor were received on 3/11/2015 and held by a branch office until 3/13/2015, at which time they were forwarded to the 529 plan sponsor.
One check made payable to a third party 529 plan sponsor was received on 3/16/2015 and held by a branch office until 3/18/2015, at which time it was forwarded to the 529 plan sponsor.
One check made payable to a third party mutual fund sponsor was received on 3/25/2015 and held by a branch office until 3/27/2015, at which time it was forwarded to the mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 8/12/2015 and held by a branch office until 8/14/2015, at which time it was forwarded to the mutual fund sponsor.
Two checks made payable to a third party mutual fund sponsor were received on 10/27/2015 and held by a Field Office of Supervisory Jurisdiction until 10/29/2015, at which time they were forwarded to the mutual fund sponsor.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2016

Equity Services Incorporated®

Equity Services, Inc.'s Exemption Report

Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 except as described below:

Nature and Approximate Date of Exceptions
Three checks, one check made payable to a third party mutual fund sponsor, one check made payable to a 529 plan sponsor and one check made payable to the Company's clearing firm, were received on 1/9/2015 and held by a branch office until 1/15/2015, at which time they were forwarded to the respective third parties.
One check made payable to a third party 529 plan sponsor was received on 1/21/2015 and held by a branch office until 1/23/2015, at which time it was forwarded to the 529 plan sponsor.
Two checks made payable to the Company's clearing firm were received on 2/2/2015 and held by a branch office until 2/6/2015, at which time they were forwarded to the clearing firm.
Two checks made payable to a third party 529 plan sponsor were received on 3/11/2015 and held by a branch office until 3/13/2015, at which time they were forwarded to the 529 plan sponsor.
One check made payable to a third party 529 plan sponsor was received on 3/16/2015 and held by a branch office until 3/18/2015, at which time it was forwarded to the 529 plan sponsor.
One check made payable to a third party mutual fund sponsor was received on 3/25/2015 and held by a branch office until 3/27/2015, at which time it was forwarded to the mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 8/12/2015 and held by a branch office until 8/14/2015, at which time it was forwarded to the mutual fund sponsor.
Two checks made payable to a third party mutual fund sponsor were received on 10/27/2015 and held by a Field Office of Supervisory Jurisdiction until 10/29/2015, at which time they were forwarded to the mutual fund sponsor.

Equity Services, Inc.

I, Eric K. Kucinskas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Eric Kucinskas

Title: Vice President & Financial Operations Principal

Date of report: 2/25/16

pwc

Report of Independent Accountants

To the Board of Directors of Equity Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Equity Services, Inc. for the year ended December 31, 2015, which were agreed to by Equity Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Equity Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Equity Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   Agreed the amount listed on page 1, item 2B and item 2-F to the wire payments made to SIPC on July 28, 2015 and February 18, 2016 for the respective amounts of $20,056 and $20,013, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $43,147,065 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on item 2c. line (1), of $26,858,597 to the supporting schedule entitled " Deductions: Line 2c1" noting no differences.
   b. Compared deductions on item 2c. line (3), of $254,606 to National Financial Services LLC Clearing Statement for the period 1/2015-12/2015, noting no differences.
   c. Compared deductions on item 2c. line (9), of $6,234 to the supporting schedule entitled "Profit & Loss Statement – Detail" derived from the December 31, 2015 Trial Balance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of item 2c. line (1) by taking the sum of detail from the supporting schedule entitled "Deductions: Line 2c1" totaling $26,858,597, noting no differences.

b. Recalculated the mathematical accuracy of item 2c. line (3) by taking the sum of the clearing expense per the National Financial Services LLC clearing statement for the period 1/2015 to 12/2015 totaling $254,606, noting no differences.
c. Recalculated the mathematical accuracy of item 2c. line (9) by taking less of the sum of investment income or the sum of interest expense per schedule entitled "Profit & Loss Statement – Detail" totaling $6,234, noting no differences.
d. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $16,027,628 and $40,069, respectively, of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Equity Services, Inc.'s preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Equity Service Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1320*******************MIXED AADC 220
014288 FINRA DEC
EQUITY SERVICES INC
C/O G TEESE
1 NATIONAL LIFE DRIVE
MONTPELIER VT 05604-1000

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Teese (802) 229-7437

2. A. General Assessment (item 2e from page 2) $ 40,069

B. Less payment made with SIPC-6 filed (exclude interest) (20,056)
07/28/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 20,013

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,013

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,013

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equity Services, Inc.
(Name of Corporation, Partnership or other organization)

Eric [signature]
(Authorized Signature)

Dated the 18 day of February, 20 16.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 43,147,065
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	26,858,597
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	254,606
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,234	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	6,234
Total deductions	27,119,437
2d. SIPC Net Operating Revenues	$ 16,027,628
2e. General Assessment @ .0025	$ 40,069

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation